FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

21 February 2024

HSBC HOLDINGS PLC
ANNUAL RESULTS 2023
WEBCAST PRESENTATION

HSBC will be holding a webcast presentation today for investors and analysts. The speakers will be Noel Quinn (Group Chief Executive) and Georges Elhedery (Group Chief Financial Officer).

A copy of the presentation to investors and analysts is attached and is also available to view and download at https://www.hsbc.com/investors/results-and-announcements/all-reporting/group.

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/8460D_1-2024-2-21.pdf

Full details of how to access the webcast presentation appear below and can also be found at www.hsbc.com/investors/results-and-announcements.

Time: 7.45am (London); 3.45pm (Hong Kong); and 2.45am (New York).

Webcast: https://hsbc.zoom.us/webinar/register/WN_XkdyUWl9T8uW1u4va_QPXw#/

Replay access details from 21 February 2024 10.00am GMT - 21 March 2024 11.00am GMT:

Please find replay details here: https://www.hsbc.com/investors/results-and-announcements

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,039bn at 31 December 2023, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 21 February 2024